SIDLEY AUSTIN llp ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
dspies@sidley.com (312) 853 4167	FOUNDED 1866

May 20, 2011

VIA EDGAR

Ms. Sonia Gupta Barros Special Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Millburn Multi-Markets Fund L.P. (the “Registrant”) — Registration Statement on Form 10/A (Amendment No. 2) (File No. 000-54028)

Dear Ms. Barros:

We thank you for your comment letter of September 22, 2010 relating to the Registrant’s Registration Statement on Form 10/A filed on August 27, 2010.  For your convenience, the comments in your September 22, 2010 letter are set forth verbatim below, together with responses thereto.

General

1.	We note your response to comment four in our letter dated July 29, 2010. We have referred your response to the Division of Investment Management for further review.

Noted.  Thank you.

Item 1:  Business

General Development of the Business, page 3

2.
We note your revised disclosure in response to comment five in our letter dated July 29, 2010; however, we continue to believe that expanded disclosure regarding the other investors in the Master Fund, including whether such investors are affiliates, is important to an investor’s understanding of your overall business.  Please revise as previously requested or, alternatively, provide a detailed analysis as to why you believe such information is not “material to an understanding of your financial position.”

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Sonia Gupta Barros
May 20, 2011

We have revised the disclosure as requested.

Narrative Description of Business

(ii) Partnership Funds, page 7

3.
We note your revised disclosure in response to comment 13 in our letter dated July 29, 2010.  Please provide us with independent, third-party support for these assertions, or, if you do not have third-party support, please revise to clarify that these statements constitute your belief.

We have revised the disclosure to provide that these statements constitute the belief of Millburn Ridgefield Corporation (“Millburn”), the Registrant’s general partner.

4.	We note your response to comment 14 in our letter dated July 29, 2010. Please explain what you mean by the “execution of signals generated by the General Partner’s models.”

We have revised the disclosure to clarify that “execution of signals generated by the General Partner’s models” refers to a process through which the trader verifies that the signal is correct (for example, confirming the prices and quantities are accurate), enters the transaction in Millburn’s proprietary order management system, and communicates the order to the Partnership’s futures broker or foreign exchange dealer.  The communication of the order to the Partnership’s futures broker or foreign exchange dealer is where the trader has some discretion in determining the execution strategy.

(iii) Charges, page 11

5.
Refer to your tabular disclosure on page 17.  We note that there may be other extraordinary charges to the partnership.  Please revise to describe the types of third parties that may be engaged with greater specificity. Please also confirm, if true, that payment to such third parties specifically excludes payments to the Millburn Corporation or any third party administrator hired by the General Partner in discharging its administrative duties.

We have revised the disclosure to describe the types of third parties that may be the recipient of extraordinary charges to the Partnership and to clarify that payment to such third parties does not include payments to Millburn, its affiliates or any third party hired by Millburn in discharging its administrative duties.

Ms. Sonia Gupta Barros
May 20, 2011

Expenses, page 14

6.
We reissue comment 21 in our letter dated July 29, 2010 in part.  Please explain in greater detail what “operating and administrative” fees the fund incurs beyond those already contemplated by the Administrative Agreement.  While we note your response that administrative fees under your Administrative Agreement are calculated based on asset holdings, it still remains unclear how the actual services provided differ.

We have clarified the disclosure to provide that operating expenses include, but are not limited to, custody, legal, accounting, audit and tax preparation fees charged to the Master Fund or to Millburn with respect to the activities of the Master Fund; registration and filing fees; and the cost of the ongoing offering of interests in the Master Fund.  Administrative expenses include the Administration Fee payable to Millburn and amounts due to the Administrator.

(iv) Conflicts of Interest, page 16

7.	Please briefly describe the “objective, non-discriminatory allocation methodology” that you use to allocate filled trades across the accounts managed by the General Partner.

To the extent there are unfilled contracts in an order placed with a broker across multiple accounts, Millburn first calculates an “unfilled ratio” for each account.  The unfilled ratio for each account managed by Millburn with respect to any given order placed with a broker equals the total number contracts in the order intended to be purchased for an account divided by the all of the contracts in the order.  For example, if Millburn intended to purchase 25 contracts on behalf of the Master Fund in an order and the total number of contracts among all accounts in the order was 35, the Master Fund’s unfilled ratio would be 25/35, or 71.43%.  Millburn then multiplies the unfilled ratio for each account by the total number of contracts that were filled to determine the number of contracts to be allocated to each account.  The number of contracts allocated is truncated to the nearest integer because fractional contracts are not allocated.  This could result in some small number of remaining unallocated contracts.  These remaining unallocated contracts are allocated to accounts based on the highest number of unallocated fractional contracts from the previous step.  Millburn then allocates one unallocated contract to each account until there are no remaining unallocated contracts.  For example if Millburn wanted to place an order for 25 contracts for the Master Fund and 10 contracts for Account B, the Master Fund would have an unfilled ratio of 71.43% and Account B would have an unfilled ratio of 28.57%.  If a broker filled only 20 contracts in the order, the Master Fund would initially be allocated 14 contracts (71.43% X 20 contracts = 14.286 contracts which truncates to 14 contracts) and Account B would initially be allocated 5 contracts (28.57% X 20 contracts = 5.714 contracts which truncates to 5 contracts).  The remaining contract would be allocated to account B because 0.714 is greater than 0.286.  Therefore, the final allocation of the 20 contract fill would be 14 contracts to the Master Fund and 6 to Account B.

Ms. Sonia Gupta Barros
May 20, 2011

We have also added this disclosure to the Conflicts of Interest section of the Form 10.

Item 2.  Financial Information, page 22

8.
We have considered your response to comment 27 in our letter dated July 29, 2010.  Please revise to disclose how often you have been subject to “variation margin” payments.  Please also quantify the amounts of such margin calls.

Perhaps we were not as clear in our initial response as we might have been.  The term “margin” in futures trading is a completely different mechanism from margin lending financing the purchase of securities, which accompanies a borrowing and the actual acquisition of a thing, stocks or bonds.  A more precise description, although not the most common term, would be “performance bond.”  In futures trading, the “margin” or “performance bond” is a good-faith deposit to guarantee performance on an open futures position.  Unlike securities margin lending, the performance bond does not represent any portion of a purchase price.  To illustrate, a trader entry into a futures contract to buy soybeans does not normally result in the trader’s ownership of soybeans but only an agreement to buy soybeans in the future.  Instead, the performance bond or “margin” in futures trading is a deposit of money to ensure that the trader will fulfill its obligations under the futures contract.

As described in our letter to the Staff dated August 27, 2010, an initial margin payment is made upon entry into a futures position and serves as collateral to cover possible future loss in the position.  Once the position has been established, variation margin payments are made by, or received by, the trader to either offset losses or recognize gains in the value of the position.  The loss or gain is calculated as the difference between the market value of the position at the time it is established and the market value of that position at the time of calculation (generally, daily settlement), which then becomes the new base for purposes of calculating the next day’s loss or gain.  That is, the swings in the value of trader’s positions are added to or deducted from its trading accounts on a daily basis.  This is generally referred to as a “marked-to-market” settlement system.

Ms. Sonia Gupta Barros
May 20, 2011

Where the trader is a pooled investment vehicle, such as Registrant, the flow of variation settlement payments with respect to open positions under the marked-to-market settlement system is no different, economically, from a fund consisting of securities, such as an S&P 500 Index mutual fund, determining a net asset value at the end of the day on the basis of settlement prices of the securities held by the fund as provided by the relevant securities exchanges.  Operationally, however, the S&P 500 Index mutual fund will not receive any cash inflows equal to aggregate market value appreciation of the securities it owns nor will it make any cash payments equal to the aggregate market value depreciation of the securities it owns.  Nevertheless, it will report a net asset value that reflects such increase or decrease.  What is different about futures is that the futures fund has no ownership interest in the assets underlying the futures contracts whereas the S&P 500 Index mutual fund owns outright shares in the companies comprising the Index.  Because the mutual fund pays in full for those shares at the time of purchase, it does not make any payments when share value decreases nor does it receive any payments when share value increases but only upon disposition of the shares.  Because the “margin” in futures is a performance bond linked to the value of the underlying asset represented by the futures contract, and because the marked-to-market settlement system in futures trading is designed to remove debt obligations from the market at the end of each settlement cycle (at least once a day), open futures contracts are priced at the market and, if the value of the underlying commodity has gone up, the holders of long contracts in that underlying commodity receive a variation settlement payment but if it has gone down, they make such payment.  The reverse of such cash flows occurs in the case of holders of short positions.

Registrant is subject to making or receiving “variation margin” payments, generally on a daily basis, and the aggregate net amount of such payments is Registrant’s profit or loss over any period of time, including daily.  The fact that a futures trader makes or receives variation settlement payments daily is a routine and unremarkable fact of life for a participant in the futures market (and has been so for a very long time) and Registrant’s variation margin payments have no impact whatsoever on Registrant’s liquidity or ability to meet its financial obligations as, at any given time, in excess of 90% of Registrant’s assets consist of actual cash or cash equivalents on hand held in accounts in Registrant’s name.  Adding further disclosure about the frequency or specific amounts of variation payments would not be meaningful or helpful to an understanding of Registrant’s financial condition as that is made clear by the disclosures under “Performance Summary” in Item 2 of Registrant’s Form 10 and the accompanying financial statements.  Neither do we believe that such information would be of any use in assessing the future prospects of the Registrant.  Given the speculative nature of a managed futures fund, past daily cash flows (or performance) provide no indication whatsoever about future daily cash flows (or performance).  Suffice it to say that, on a net basis, Registrant makes or receives variation margin payments daily representing Registrant’s daily profit or loss, the aggregate of which is reported, as required by Section 13 of the Securities Exchange Act, on a net basis quarterly in financial statements included in Form 10-Q or 10-K in Statements of Operations under the headings “Net realized and unrealized gains (losses)” (Master Fund) and “Net realized and unrealized gains (losses) allocated from Millburn Multi-Markets Trading L.P. (“Master Fund”)” (Registrant).  Registrant’s Form 10 as filed on August 27, 2010 already indicates the frequency of Registrant’s variation margin payments in Item 2 on page 21: “[t]he Master Fund’s futures and currency forward contract prices are marked-to-market every trading day, and the Master Fund’s trading accounts are credited or debited with its daily gains or losses.”  Net amounts of such payments are already reported in Registrant’s (or the Master Fund’s) financial statements as described above, and there is nothing in Regulation S-K 303 that would lead anyone to expect such granular disclosures as the amount of each variation payment made and received by Registrant given that Registrant is a managed futures fund operating in a marked-to-market world.  Accordingly, we believe that nothing further is required.

Ms. Sonia Gupta Barros
May 20, 2011

Item 5:  Directors and Executive Officers

(a) and (b) Identification of Directors and Executive Officers, page 31

9.
We note your response to comment 28 in our letter dated July 29, 2010 and continue to believe that the directors of your General Partner perform similar functions with respect to the registrant.  Please revise your disclosure to provide all the disclosure required by Item 401(e) of Regulation S-K, in particular the specific attributes that led to the conclusion that such persons should serve as director.

The directors of Millburn do not function as directors of the Registrant because they do not act as a governing body overseeing the management of the Registrant.  Indeed, they do not act as a governing body at all with respect to Registrant; they are simply the officers and directors of Millburn, the Registrant’s general partner, and each performs a specific function for Millburn, not for the Registrant.  In the case of the Registrant, the equivalent management function is undertaken by Millburn, a body corporate with its own internal governance and business purposes distinct and separate from those of the Registrant’s, and not by the directors of Millburn.

While the directors of Millburn do not perform similar functions with respect to Registrant, function is only one factor to consider in determining whether the directors of Millburn can reasonably be construed to be the equivalent of directors of Registrant.  A factor that is equally, if not more, significant than function is the nature of their duties, if any, owed to Registrant.  Directors of a business corporation or similar business enterprise with a standard corporate management structure have duties, including fiduciary duties, to such entity and its shareholders in their individual capacities as directors of the entity.  The directors of Millburn owe their duties to Millburn, not to investors.  Treating the Millburn directors as directors of the Registrant would improperly imply that they in their individual capacities have a duty to the Registrant or its respective members, which, if true, would place the Millburn directors in an impossibly conflicted position.

Ms. Sonia Gupta Barros
May 20, 2011

An additional difference between the directors of Millburn and the directors of a registrant with a traditional corporate structure involves the manner in which they are selected.  The vast majority of entities with a class of securities registered under the Securities Exchange Act of 1934 have a board of directors elected by shareholders.  It is entities of this kind that the Commission clearly had in mind when it amended Item 401(e)(1) of Regulation S-K to require a registrant to provide information regarding the qualifications of directors, as part of the “proxy disclosure enhancement rules” adopted in December 2009.1  The amendment to Item 401(e)(1) was designed to provide investors with more meaningful disclosure to help them in their proxy voting decisions and to help them determine whether a particular director and the entire board composition are appropriate choices for a given company (and we are not aware of any suggestion in the rule-making that persons other than the investor-elected directors should be treated as directors for purposes of this disclosure).  This disclosure assumes, of course, that the shareholders of such a registrant have voting rights in connection with the election of directors.  Typically, the listing rules of the exchange on which such a registrant’s equity securities are listed, or another applicable law, rule or regulation, will require the registrant to meet certain director independence requirements and other qualification requirements, such as financial or accounting expertise, to have regular meetings of shareholders, or to have periodic elections of directors.  These rules may require or encourage the registrant’s board of directors to have a nominating committee whose sole function is to identify and recruit suitably qualified candidates for election to the board of directors.  The Registrant, however, is a Delaware limited partnership and has no board of directors, elected by the limited partners or otherwise.  It is managed by Millburn, which is a separately cognizable legal entity separate and distinct from its shareholders and management.  Millburn has only those duties, including fiduciary duties, to the Registrant and its limited partners that are specifically enumerated in the Registrant’s organizational documents, or imposed by the Delaware Limited Partnership Act, the Commodity Exchange Act, the rules and regulations of the Commodity Futures Trading Commission and the National Futures Association.  None of these laws, rules or regulations requires the Registrant to have a board of directors, or to afford members any voting rights at all.  The limited partners do not have any voting rights in respect of the directors of Millburn.  The Registrant’s limited partners have only those rights to vote for the removal of Millburn from its position as general partner of the Registrant as set forth in the Registrant’s limited partnership agreement filed as an exhibit to Registrant’s registration statement on Form 10.

In summary, the functions and duties of the directors of Millburn, and the manner in which they are selected, all compel the conclusion that these individuals are not the equivalent of directors of the Registrant and that Regulation S-K Item 401(e)(1) is not applicable.  Moreover, given the absence of any suggestion in Regulation S-K 401(e)(1) or the recent related Adopting Release (Securities Act Rel. No. 9089 (Dec. 16, 2009)) that the directors of the corporate general partner of a limited partnership registrant are to be treated as directors of the registrant for purposes of the recent amendments to Regulation S-K 401(e)(1)—which, as described above, is all about providing information to voting security holders so they can make better informed choices—and given that, where the registrant is a limited partnership, the Commission tends to specify a “look-through” as necessary to achieve policy objectives (see, e.g., Rule 16a-1(f) or the signature instructions to Form S-1), we further believe there is no regulatory support for the proposition that the directors of Millburn are directors of Registrant for purposes of Regulation S-K 401(e)(1) and that since Registrant has no directors to which Regulation S-K 401(e)(1) could apply, Regulation S-K 401(e)(1) has no application to Registrant.

1 See Proxy Disclosure Enhancements, Securities Act Rel. No. 9089 (Dec. 16, 2009), at 34.

Ms. Sonia Gupta Barros
May 20, 2011

Item 13:  Financial Statements and Supplementary Date

Millburn Multi-Markets Fund L.P.

Notes to the Financial Statements

2.  Summary of Significant Accounting Policies, page 45

10.
We note your response to comment 19 in our letter dated July 29, 2010.  Please amend your filing to disclose your accounting policy for organization and initial offering costs, the amount payable to your GP and the total amount incurred by your GP to date within your interim and audited yearend financial statements.  Please make similar changes to the financial statements of the Fund.

The Partnership’s auditors have confirmed that the Partnership’s previously filed financial statements were prepared in accordance with GAAP and consistent with the requirements of Regulation S-X and therefore we believe it is unnecessary to reissue previously issued financial statements.  Nevertheless, the notes to the Partnership’s financial statements for the quarter ended September 30, 2010 and for each period thereafter have disclosed, and will continue to disclose, the accounting policy for organization and initial offering costs, the amount payable to Millburn and the total amount of organization and initial offering costs incurred by Millburn as of the date of such financial statements.

For example, Note 3 to the Partnership’s financial statements for the quarter ended March 31, 2011, provides the following: “The General Partner has advanced expenses incurred in connection with the organization of the Partnership and the initial offering of the units of limited partnership (‘Units’).  The total amount advanced by the General Partner was $191,967. The Master Fund, on behalf of the Partnership, is reimbursing the General Partner for these costs in 60 equal monthly installments beginning August 1, 2009; provided, however, that to the extent the reimbursement amount of such organizational and initial offering costs exceeds in the aggregate for any month 1/12 of 0.05% of the Partnership’s month-end net asset value (a 0.05% annual rate), such excess will not be reimbursed to, but will be borne by, the General Partner. For the three months ended March 31, 2011 and 2010, costs incurred were $16,349 and $1,923, respectively, and are included in “administrative and operating expenses” in the Master Fund’s Statements of Operations.  Further, as of March 31, 2011 and December 31, 2010, $21,064 and $25,277, respectively, were payable by the Master Fund to the General Partner as reimbursement for such costs and are included in “accrued expenses” in the Master Fund’s Statements of Financial Condition.”

Ms. Sonia Gupta Barros
May 20, 2011

Milburn Multi-Markets Trading L.P.

Notes to the Financial Statements

General

11.
We note your response to comment 37 in our letter dated July 29, 2010.  We continue to believe that the total amount invested by each respective Partnership in the Master Fund, including Millburn Multi-Markets Fund L.P., is beneficial disclosure for an investor.  Please include the percentage interest for each respective Partnership’s investment in the Master Fund.

The Partnership’s auditors have confirmed that the Master Fund’s previously filed financial statements were prepared in accordance with GAAP and consistent with the requirements of Regulation S-X and therefore we believe it is unnecessary to reissue previously issued financial statements.  Nevertheless, the notes to the Partnership’s financial statements for the quarter ended September 30, 2010 and for each period thereafter have disclosed, and will continue to disclose, the percentage interest for each respective feeder fund investment in the Master Fund (which we is what we assume you meant when you refer to “each respect Partnership’s investment in the Master Fund”).  For example, Note 2 to the Partnership’s and Master Fund’s financial statements for the quarter ended March 31, 2011 provides that approximately 43.80% of the Master Fund’s capitalization was represented by the Partnership’s investment.  In addition, Note 2 to the Master Fund’s financial statements provides that approximately 40.26% of the Master Fund’s capitalization was represented by Millburn Multi-Markets Fund Ltd., a Cayman Islands counterpart to the Partnership.  Note 2 to the Master Fund’s financial statements further provides that the remaining interests in the Master Fund are held by direct investors in the Master Fund.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Sonia Gupta Barros
May 20, 2011

In responding to our comments, please provide a written statement from the company acknowledging that:

•           the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accompanying this letter, is the written statement from the Registrant acknowledging the foregoing statements.

Thank you very much for your time and attention to this filing. As a courtesy and for your convenience, we are delivering under separate cover a version of Registrant’s Form 10/A marked against Registrant’s Form 10/A previously filed on August 27, 2010.  If you have any questions, please do not hesitate to contact me at (312) 853-4167 or James Biery at (312) 853-7557.

Very truly yours,

/s/ Daniel F. Spies